UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Private Placement Closing

As previously disclosed, on February 27, 2025, UTime Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 173,400,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.3275 per Share, at a price of $0.13 per Unit for an aggregate purchase price of approximately $22.5 million (the “Offering”).

Following the amendment to the Company’s share capital and the 1-for-10 reverse share split effective March 31, 2025, the number of Units sold pursuant to the SPA has been adjusted to 17,340,000 Units, each Unit consisting of one Class A Ordinary Share (“Class A Shares”), par value $0.001 per share, and a warrant to purchase three Class A Shares with an initial exercise price of $3.275 per Class A Share, at a price of $1.3 per Unit for an aggregate purchase price of approximately $22.5 million.

On April 24, 2025, the Offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2025

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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